SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) N. 33.700.394/0001 -40

NIRE 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. HELD ON FEBRUARY 28th, 2008.

VENUE AND TIME: Av. Eusébio Matoso, n.º 891, 22º floor, in the city of São Paulo, State of São Paulo, at 9:00 a.m.

PRESIDENT: Pedro Sampaio Malan

QUORUM: More than half of the elected members.

RESOLUTIONS UNANIMOUSLY APPROVED BY THOSE PRESENT

I. – Proposals of amendments to the By-laws:

Approved, for submission of the Shareholders’ Meeting, the following proposals of amendments to the By-laws of the Company:

1. Amendment to Article 16 of the By-laws, in order to allow the Board of Directors to delegate the capacity to decide on: (i) acquisition, disposal, increase or reduction of its participation in affiliated companies (part of the current item “d”, II, of Article 16), (ii) determination of the duties and responsibilities of the officers (part of current item “j” of Article 16), and (iii) the creation of committees to deal with specific matters of the Board of Officers (part of current item “o” of Article 16). The above mentioned delegations might be done whenever , according to the Board of Director criteria, the decision to be taken (a) is not considered strategical for the Company, (b) regards operational matters, or (c) is strictly related to the activities of other bodies, committees or Board of Officers of UNIBANCO.

1.1. Considering that the proposal of item 3 below also modifies the wording of Article 16 of the By-laws, the proposal of the new wording of Article 16 of the By-laws is in item 3.2 below.

2. Exclusion of the §3º of Article 18 of the By-laws, in order to exclude from the By-laws the possibility of the Directors to participate in the Board of Directors meetings (i) through tele or video conference or any other vehicle that allows the other members to hear and/or see him; (ii) previously sending their vote. The exclusion intends to eliminate from the By-laws internal and operational procedures of the administrative bodies.

2.1. In case the above proposal is approved, the Article 18 of the By-laws shall be effective with the following wording:

“Article 18: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice-Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.”

3. Inclusion of provisions about the Ombudsman’s Office of Conglomerate Unibanco, in the terms of the meeting of the Board of Directors held on September 27th, 2007 and Resolution nº 3.477 of July 26th, 2007. The provisions will regulate the functions of the Ombudsman’s Office, as well as the criteria of the appointment and removal of the Officer responsible for the Ombudsman’s Office.

3.1 In case the above proposal is approved, a “Chapter VII – The Ombudsman’s Office” shall be included in the By-laws of the Company, which shall be effective with the wording below, correcting the numbers of the rest of the following Articles and Chapters:

“CHAPTER VII – The Ombudsman’s Office

Article 43: UNIBANCO will have an organizational component of ombudsman (“Ombudsman’s Office”), with the function of assuring the strict compliance of the legal and regulatory provisions regarding the consumer’s rights, and of acting as a way of communication among the clients of the products and services offered by UNIBANCO and the companies that render such services, including the mediation of possible conflicts.

Sole Paragraph: The Ombudsman’s Office shall be a single office for the entire Conglomerate Unibanco, except for those companies that, in virtue of its nature or activity, constitute its own ombudsman’s office.

Article 44: The Board of Directors, or other body appointed by it, will appoint the Conglomerate Unibanco’s Ombudsman, with powers to also remove him.

First Paragraph: The Ombudsman will have a mandate of 1 (um) year, being possible to be reelected several times, and shall hold its position, after the end of its mandate, until the appointment of his substitute.

Second Paragraph: The Ombudsman shall not develop any other activities in Conglomerate Unibanco, except for the position of Officer responsible for the Ombudsman’s Office.

Article 45: The Ombudsman’s Office shall:

a) receive, register, instruct, analyze and provide formal and proper treatment to complains of clients and users of products and services rendered by the companies of Conglomerate Unibanco, that are not solved by the usual services provided branches and any other service places;

b) render the necessary clarifications and inform the complainers about the progress of their demands and the connected measures adopted;

c) inform the complainers the estimated deadline to the final response, which shall not be longer than the deadline of the current applicable regulation;

d) to provide the complainers with a final response to their complains, in the deadline previously informed;

e) to to propose corrective measures to the management or improvement of procedures and routines and deal with the analisys of clains received;

f) to prepare and forward to the internal audit, the Audit Committee and the Board of Directors, at the end of each semester, a quantitative and qualitative report on the activities of the Ombudsman’s Office, including the proposasl mentioned on item“e” above.

Artigo 46: For the achievement of the functions of the Ombudsman’s Office, UNIBANCO assures that:

a) there shall be adequate conditions to the Ombudsman’s Office in order to allow it to develop its activities, so that its performance shall be guided on transparency, independency, imparciality and exemption; and

b) the Ombudsman’s Office of the Conglomerate will have access to the necessary information to prepare the adequate responses to the complains received, with a wide administrative support, being able to request informations and documents for the performance of its activities.”

3.2 In order to reflect the new activities of the Board of Directors of the Company regarding the Ombudsman’s Office of Conglomerate Unibanco, it is proposed the amendment of Article 16 of the By-laws of the Company. Thus, and considering the proposal of item 1 above, if both proposals are aproved Article 16 of the By-laws of the Company shall be effective with the following wording:

“Article 16: It is incumbent upon the Board of Directors to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin-offs;

III - amendments to the By-laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in (i) controlled or (ii) affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV - results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I - examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 48;

II - decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 48;

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this Bylaws;

i) authorize, whenever it deems necessary, on the cases not established on this Bylaws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted;

j) elect and remove the members of the Board of Officers;

k) determine the duties and responsibilities of the Officers in accordance with their respective areas of work, including to appoint an Officer responsible for the Ombudsman’s Office;

l) elect and remove the Ombudsman;

m) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as any other acts;

n) analyze the qualitive and quatitive semiannual report on the activities of the Ombudsman’s Office of the Conglomerate, as well as to implement the corrective or proceedings and routine improvement measures proposed by the Ombudsman’s Office;

o) supervise and provide guidance to the performance of the Board of Executive Officers;

p) appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

q) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4;

r) decide upon the creation of committees to deal with specific matters within the authority of (i) the Board of Directors and/or of (ii) the Board of Officers;

s) decide upon the acts provided for in the First and Second Paragraphs of Article 4;

t) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

u) establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By-laws;

v) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By-laws; and

w)deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Committee, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

First Paragraph º: Except for the activities mentioned on the Second Paragraph below, the above mentioned incumbencies are exclusively of the Board of Directors.

Second Paragraph: The Board of Directors might delegate the incumbencies of itens “d”, II, (ii), “k”, “l”, and “r”, (ii) above whenever, according to the Board of Directors criteria, (a) the decision to be taken is not considered strategical for the Company, (b) regards operational matters, or (c) is strictly related to the activities of other bodies, committees or board of officers of UNIBANCO.

Third Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established on this By-laws.”

4. At last, it is proposed the consolidation of the By-Laws, already reflecting the amendments proposed above, which, if approved, shall be effective with the wording of the Annex I of this Minutes.

II. – Amendment to the Stock Option Plan - Performance ("Performance Plan")

The Board of Directors approves the submission to the Shareholders’ Meeting proposal, conditioned to the identical discussion and approval in the Extraordinary Shareholders’ Meeting of Unibanco Holdings S.A., of adjustments in the Regulation of Performance Plan to in order to adequate it with the objectives to which it is bonded, as well as to delegate to the Committee responsible for its management the incumbency to establish the operational rules. In virtue of the amendments, if the adjustements are approoved, the Stock Option Plan – Performance shall be effective with the wording of the Annex II of this Minutes.

III - Considering the necessity of a Shareholders’ Meeting to approve the (i) proposals above mentioned and (ii) items mentioned on Article 132 of the Corporate Law, it is hereby approved the call notice of the Annual and Extraordinary Shareholders’ Meeting of the Company, to be held on March 27th, 2008.

With no additional proposals to deliberate, the President decided to end the meeting and to draw up the present document, which was signed by all present members.

São Paulo, February 28th, 2008. Authorized signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Joaquim Francisco de Castro Neto, Pedro Luiz Bodin de Moraes, João Dionísio Filgueira Barreto Amoêdo, Israel Vainboim, and Francisco Eduardo de Almeida Pinto.

This minute is an exact copy of the original transcribed in the proper Corporate Book.

São Paulo, February 28th, 2008.

________________________________

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ANNEX I

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of São Paulo, State of São Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate By-laws and by the applicable legal provisions.

Article 2: UNIBANCO is incorporated for the purpose of engaging in any lawful activity or service, including currency exchange transactions, in which commercial banks may engage. UNIBANCO may also participate in other companies, pursuant to the applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations.

b) issue debentures or founder shares (partes beneficiárias).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock of UNIBANCO is R$ 8,000,000,000.00 (eight billion Reais) divided into 2,807,755,808 (two billion, eight hundred and seven million, seven hundred and fifty five thousand and eight hundred and eight) registered shares, with no par value, of which 1,511,316.336 (one billion, five hundred and eleven million, three hundred and sixteen thousand and three hundred and thirty six) are common shares and 1,296,439,472 (one billion, two hundred and ninety six million, four hundred and thirty nine thousands, four hundred and seventy two) are preferred shares.

First Paragraph: UNIBANCO may issue, without amendment to these By-laws, up to 2,350,852,743 (two billion, three hundred and fifty million, eight hundred and fifty two thousand and seven hundred and forty three) additional common or preferred shares, subject to the following rules:

a) the Board of Directors shall have the power to determine the issuance of shares and/or subscription warrants and on conditions thereof;

b) the issuance of common or preferred shares may be conducted without maintaining proportion between those two types of shares; and

c) the issuance of preferred shares shall be subject to the limits established by law.

Second Paragraph: – The issuance of shares or subscription warrants to be sold in the Stock Exchanges or for public subscription, as well as for the acquisition of control through the swap of shares in a public offer, if previously authorized by the competent authorities, may be carried out with a reduction of the term for the exercise of preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant to the shareholders priority in the subscription of shares of one or both types.

Third Paragraph: UNIBANCO may, upon authorization by the Board of Directors, purchase its own shares to be cancelled or maintained in treasury for subsequent sale, in accordance with the applicable legal and statutory provisions.

Fourth Paragraph: Without any impairment of rights and restrictions set forth in this Article, all the shares of UNIBANCO shall be in book-entry form and shall remain in deposit accounts in the name of their holders, without the issuance of share certificates, in accordance with Articles 34 and 35 of Law No. 6,404, of December 15, 1976, and the shareholders may be required to pay the fees mentioned in Article 35, Third Paragraph, of the aforementioned law.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders Meeting, UNIBANCO may grant stock options to its managers and employees, as well as to the managers and employees of the companies controlled by it.

Article 5: The preferred shares are not entitled to voting rights, are not convertible into common shares, and are not subject to Article 111, First Paragraph, of Law No. 6,404 of December 15, 1976 and shall be entitled to the following advantages:

a) participation in the net profits of each fiscal year, in an amount that shall ensure to each preferred share an yearly dividend 10% (ten percent) higher than the one distributed to each common share;

b) priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock; and

c) participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits.

Article 6: UNIBANCO may, upon notice to the Stock Exchanges where its shares are traded and upon publication of announcements, suspend the transfer of shares for periods not longer than 15 (fifteen) days each, and not to exceed 90 days in the aggregate during a year.

Article 7: UNIBANCO may, pursuant to these By-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO; and

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São Paulo, capital of the State of São Paulo, registered under Corporate Taxpayers Enrollment (“CNPJ”) under No. 00.022.034/0001 -87, hereinafter referred to as HOLDINGS.

First Paragraph: For the purposes of this article, each deposited preferred share issued by UNIBANCO shall correspond to a concomitant deposit of one class “B” preferred share issued by HOLDINGS.

Second Paragraph: Only shares which are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for conversion into UNITS.

Article 8: The shareholders of UNIBANCO may, pursuant to Articles 9, 10 and 11 of these Bylaws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 9: From the issue date of the Units, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS, by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered only to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 10: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO's registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply the holders of the UNITS with a statement of their UNITS' account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of a UNITS' (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS' account or upon an order in writing from said holder, the name and identification of the holder of the UNITS' account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holders of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of the transfer of said shares to the share deposit accounts maintained by UNIBANCO in the holder’s name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO' shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed 90 (ninety) days;

II - the beginning of a public offering for the primary or secondary distribution of the UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed 30 (thirty) days.

h) UNITS with burdens, liens, or encumbrances upon them, as per item “b” of this article, may not be the object of a cancellation request;

i) once the UNITS are cancelled, the holder of the shares they represent may dispose of those shares and the restrictions mentioned in items “a” and “c” of Article 9 shall not apply.

Article 11: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in the Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the property of the shares represented by the UNITS;

d) If the shares of UNIBANCO or HOLDINGS are split, cancelled or combined or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I - In the event that there is a change in the number of shares represented by UNITS, as a result of share splits or through the capitalization of profits or reserves carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall issue new UNITS registering them in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holder of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 7, and shall deliver the remaining shares issued to the holder of the UNITS represented by the split shares.

II - In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by UNIBANCO HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of 1 (one) UNIBANCO preferred share to 1 (one) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III – in the capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1st) if UNIBANCO and HOLDINGS simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 7, unless such shareholder provides instructions to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the formation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2nd) if only one of the companies increases its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued.

CHAPTER III

General Shareholders Meeting

Article 12: The general shareholders´ meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph – A shareholder may be represented at a Shareholders Meetings by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with UNIBANCO may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meetings, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Director or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders Meetings.

Second Paragraph: In order to be binding upon UNIBANCO, shareholders agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of UNIBANCO must be previously approved by the Central Bank of Brazil and filed at UNIBANCO's head office, in accordance with the applicable rules established by the Board of Directors. UNIBANCO may request the shareholders clarifications in order to properly fulfill its obligations.

CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies: a) the Board of Directors; b) the Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of nine (9) Directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term.

First Paragraph: The Board of Directors shall have one Chairman and one Vice-Chairman, chosen by the Board of Directors, as described in Second Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16: It is incumbent upon the Board of Directors to:

d) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

e) call Shareholders Meetings;

f) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin-offs;

III - amendments to the By-laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in (i) controlled or (ii) affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV - results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I - examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 48;

II - decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 48;

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this By-laws;

i) authorize, whenever it deems necessary, on the cases not established on this By-laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted;

j) elect and remove the members of the Board of Officers;

k) determine the duties and responsibilities of the Officers in accordance with their respective areas of work, including to appoint an Officer responsible for the Ombudsman’s Office;

l) elect and remove the Ombudsman;

m) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as any other acts;

n) analyze the qualitive and quatitive semiannual report on the activities of the Ombudsman’s Office of the Conglomerate, as well as to implement the corrective or proceedings and routine improvement measures proposed by the Ombudsman’s Office;

o) supervise and provide guidance to the performance of the Board of Executive Officers;

p) appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

q) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4;

r) decide upon the creation of committees to deal with specific matters within the authority of (i) the Board of Directors and/or of (ii) the Board of Officers;

s) decide upon the acts provided for in the First and Second Paragraphs of Article 4;

x) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

y) establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By-laws;

z) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By-laws; and

aa) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Committee, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

First Paragraph: Except for the activities mentioned on the Second Paragraph below, the above mentioned incumbencies are exclusively of the Board of Directors.

Second Paragraph: The Board of Directors might delegate the incumbencies of itens “d”, II, (ii), “k”, “l”, and “r”, (ii) above whenever, according to the Board of Directors criteria, (a) the decision to be taken is not considered strategical for the Company, (b) regards operational matters, or (c) is strictly related to the activities of other bodies, committees or board of officers of UNIBANCO.

Third Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established on this By-laws.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors, with authority to appoint any of the members of said Board to do so in his stead;

b) appoint, under the circumstances provided for in sub-item II of Article 19, the replacements for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice-Chairman of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice-Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.

Article 19: Except in the cases to which the law establishes special procedures, the replacement of the members of the Board of Directors shall be as follows:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

IV - if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole Paragraph - The replacement appointed in accordance with sub-item III of this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

b) up to 10 (ten) Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 48;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the By-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers, as the case may be;

f) to care for the improvement of the members of management, following up on their professional performance and development;

g) investment of resources resulting from tax incentives.

Article 22: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the other members of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating the activities of the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President and the Vice-Presidents, jointly:

I - to approve and change UNIBANCO's administrative structure and internal rules;

II - to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III - to establish operational and administrative limits of authority;

IV - to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers:

I – the management and supervision of the areas which shall be assigned to them by the provisions of sub-item II of Article 23 of this By-laws; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon Officers and Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II - the duties of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Vice-Presidents. In case of any impossibility, any of two of them may, jointly, appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by (i) any member of the Board of Executive Officers jointly with an attorney-in-fact, (ii) jointly by two attorneys-in-fact, or even (iii) by a sole attorney-in-fact or an Officer, provided that it is previously, specifically and expressly authorized by the Board of Directors. In every case, the power of attorney must specify in the respective instrument the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.

SECTION III

Provisions Applying to the Board of Directors, to the Board of Officers and to the Audit Committee

Article 29: The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors, members of the Audit Committee and of the Board of Officers, whenever the lower limits set forth in this By-laws in law have been fulfilled.

Article 30: The holding a position on the Board of Directors, on the Board of Officers and on the Audit Committee shall not require the placement of bond.

Article 31: As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors, the Board of Officers and the Audit Committee shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors, of the Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph:- If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32: The members of the Board of Directors, of the Board of Officers and of the Audit Committee shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33: The Shareholders Meeting shall establish the compensation for the Board of Directors, for the Board of Officers and for the Audit Committee, in accordance with item “f” of Article 16.

CHAPTER V

Audit Committee

Article 34:- The Audit Committee shall have a minimum of 3 (three) and a maximum of 5 (five) effective members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.

First Paragraph:- The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:- At least one member of the Audit Committee must have proved accounting or related financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:- The members of the Audit Committee may be Directors.

Fourth Paragraph:- This Audit Committee shall be a single committee for the entire Conglomerate Unibanco, as set forth in law.

Article 35: For holding the position of member of the Audit Committee, the basic requirements for holding such position shall be observed, as well as the legal bars applicable.

Sole Paragraph:- The duty of the member of the Audit Committee may not be delegated.

Article 36: The Shareholders Meeting shall establish the global compensation for the Audit Committee, and the compensation for each of its members shall be established in accordance with the provisions of item “f” of Article 16.

First Paragraph:- The member of the Audit Committee is not allowed to receive any other kind of compensation from the Conglomerate's companies or from its affiliated companies, except for those to which he is entitled to as member of the Audit Committee.

Second Paragraph: In case the member of the Audit Committee is also a Director of any of the companies of the Conglomerate Unibanco or of its affiliated companies, he shall choose for which of those positions compensation he wishes to receive.

Article 37: Exception made to the cases to which the law establishes special procedures, the replacement of the members of the Audit Committee shall be made as follows:

a) in case of temporary replacement, the Chairman of the Audit Committee shall be replaced by the member appointed by him;

b) in case of replacement due to a vacancy, the Chairman and the members shall be replaced by the member appointed by the Board of Directors.

Sole Paragraph:- The replacement appointed shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

Article 38: It is incumbent upon the Committee of Audit:

a) To establish and, whenever deemed necessary, to change its administrative structure and internal rules, and submit it to the approval of UNIBANCO's Board of Directors;

b) To appoint, "ad referendum" of the Board of Directors of each company of the Conglomerate Unibanco, when applicable, the Company to be hired to render independent auditing services, as well as, if it deems necessary, the replacement of such render;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor's technical report of each one of the companies of The Conglomerate Unibanco;

d) To analyze the effectiveness of the internal and the independent audit;

e) To analyze the compliance, by the management of each of the companies of the Conglomerate Unibanco, when applicable, of the recommendations made by the internal or by the independent auditor;

f) To establish and to disclose procedures to the reception and treatment of information regarding the non compliance with laws and regulations applicable to the Conglomerate Unibanco, in addition to the internal rules and codes, including the ones which sets forth specific procedures for the protection of the provider and of the confidentiality of the information, as well as the procedures for the reception and treatment of information regarding to the accounting reports;

g) To meet ordinarily on a quarterly basis with the Board of Officers, with the independent audit and with the internal audit of each company of The Conglomerate Unibanco, in order to verify the compliance with its recommendations or queries, including those regarding the planning of the respective audit works. Such meetings shall be recorded in minutes;

h) To meet with the Audit Board, if in duty, and with the Board of Directors of the companies of The Conglomerate Unibanco, by their request, to discuss the policies, practices and procedures identified upon matters within their incumbency;

i) To recommend, to the Board of Officers of the companies of The Conglomerate Unibanco, when applicable, corrections or improvements of policies, practices and procedures identified upon matters within their incumbency;

j) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;

(ii) the adequacy and effectiveness of the internal controls; or

(iii) the accuracy of the financial statements.

Article 39: It is incumbent upon the Chairman of the Audit Committee:

I - chair the meetings of the Audit Committee, with authority to appoint any of the members of said Committee to do so in his stead;

II - appoint any of the members of the Audit Committee to replace him in his absences, vacations, leaves or occasional impediments;

III - determine the agenda of the Committee's meetings.

Article 40: The Audit Committee shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph:- The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph:- The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph:- The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41: The members may be dismissed at any time by decision taken by the Shareholders Meetings.

CHAPTER VI

The Audit Board

Article 42: UNIBANCO shall have an Audit Board that shall be comprised of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph: The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution.

Second Paragraph: The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine their compensation.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VII

The Ombudsman’s Office

Article 43: UNIBANCO will have an organizational component of ombudsman (“Ombudsman’s Office”), with the function of assuring the strict compliance of the legal and regulatory provisions regarding the consumer’s rights, and of acting as a way of communication among the clients of the products and services offered by UNIBANCO and the companies that render such services, including the mediation of possible conflicts.

Sole Paragraph: The Ombudsman’s Office shall be a single office for the entire Conglomerate Unibanco, except for those companies that, in virtue of its nature or activity, constitute its own ombudsman’s office.

Article 44: The Board of Directors, or other body appointed by it, will appoint the Conglomerate Unibanco’s Ombudsman, with powers to also remove him.

Firt Paragraph: The Ombudsman will have a mandate of 1 (um) year, being possible to be reelected several times, and shall hold its position, after the end of its mandate, until the appointment of his substitute.

Second Paragraph: The Ombudsman shall not develop any other activities in Conglomerate Unibanco, except for the position of Officer responsible for the Ombudsman’s Office.

Article 45: The Ombudsman’s Office shall:

a) receive, register, instruct, analyze and provide formal and proper treatment to complains of clients and users of products and services rendered by the companies of Conglomerate Unibanco, that are not solved by the usual services provided branches and any other service places;

b) render the necessary clarifications and inform the complainers about the progress of their demands and the connected measures adopted;

c) inform the complainers the estimated deadline to the final response, which shall not be longer than the deadline of the current applicable regulation;

d) to provide the complainers with a final response to their complains, in the deadline previously informed;

e) to to propose corrective measures to the management or improvement of procedures and routines and deal with the analisys of clains received;

f) to prepare and forward to the internal audit, the Audit Committee and the Board of Directors, at the end of each semester, a quantitative and qualitative report on the activities of the Ombudsman’s Office, including the proposasl mentioned on item“e” above.

Artigo 46: For the achievement of the functions of the Ombudsman’s Office, UNIBANCO assures that:

a) there shall be adequate conditions to the Ombudsman’s Office in order to allow it to develop its activities, so that its performance shall be guided on transparency, independency, imparciality and exemption; and

b) the Ombudsman’s Office of the Conglomerate will have access to the necessary information to prepare the adequate responses to the complains received, with a wide administrative support, being able to request informations and documents for the performance of its activities.

CHAPTER VIII

Fiscal Year, Financial Statements, Reserves and Dividends

Article 47: The fiscal year shall begin on the 1st day of January and shall end on December 31st of each year.

Article 48: On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Directors and the Board of Officers, in compliance with legal limitations, and in accordance with the Second Paragraph of this article.

Second Paragraph: - The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Board of Directors, subject to ratification by the Shareholders Meeting and in accordance with the relevant legal provisions.

Third Paragraph: UNIBANCO’s results, after the deductions referred to in the First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Directors, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5% (five percent) for the creation of a Legal Reserve, which shall not exceed 20% (twenty percent) of the corporate capital;

b) establishment of Reserves for Contingencies, as permitted by law;

c) 35% (thirty-five percent) of the remaining net profit, after constitution of the reserves set forth in the above items “a” and “b” as mandatory dividend;

d) establishment of the Reserves for Unrealized Profits in those fiscal years in which the amount of the mandatory dividends exceeds the effected portion of the fiscal year’s net profit, pursuant to the provisions of Articles 197 and 202, III, of Law no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

e) the balance shall be allocated for a reserve designed to ensure that UNIBANCO maintains adequate operating margin, up to one hundred percent (100%) of the corporate capital;

f) the eventual remaining balance shall be disposed of in accordance with the resolutions of the Shareholders Meeting, being observed the applicable legal provisions.

Fourth Paragraph: It shall be attributed to each preferred share an amount at least 10% (ten percent) higher than the amount attributed to each common share in the distribution of dividends mentioned in item “c” of Third Paragraph of this Article.

Fifth Paragraph: The payment of dividends which are authorized by the Shareholders Meeting or by the Board of Directors shall occur within sixty (60) days of the date on which they were declared and, in any event, within the same fiscal year in which they are declared.

Sixth Paragraph: The company may declare, by decision of the Board of Directors, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh Paragraph:- The company may further declare, by decision of the Board of Directors, pursuant to item "e" of Article 16 of the By-laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves.

Eighth Paragraph: For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER IX

Liquidation

Article 49: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER X

General Provisions

Article 50: Any shareholder who does not pay the amounts due for subscribed shares, in accordance with the conditions set out in the subscription form or, if any of them remains negligent, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of 1% (one percent) per month in addition to monetary restatement calculated in accordance with the prevailing official rates, notwithstanding the utilization by UNIBANCO of all remedies available at law for the satisfaction of its credit.

Article 51: The reimbursement amount for the shares in the cases in which it is assured by law shall be equal to the net worth of the shares, ascertained on the basis of the balance sheet prepared in the manner prescribed in law.

CHAPTER X

Transitory Provisions

Article 52: The company shall keep in its accounting records, as a Special Dividends Reserve, the amount of R$63.897.529,90 (sixty-three million, eight hundred and ninety-seven thousand, five hundred and twenty-nine reais and ninety centavos), which, on Dec. 31, 1996, corresponded to 77,105,743.8181 UFIRs (Fiscal Reference Unit), to be transferred from the Legal Reserve referred to in sub-item II of item “e” of the Third Paragraph of Article 48, said amount being constituted of the profits ascertained in the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991.

Sole Paragraph: The Special Dividends Reserve mentioned in this article shall be reduced by an amount equal to the dividends distributed by UNIBANCO from this Reserve or as a result of its capitalization.

ANNEX II

UNIBANCO STOCK OPTION PLAN
PERFORMANCE

     REGULATION

1. PURPOSE

1.1. The UNIBANCO STOCK OPTION PLAN - PERFORMANCE, hereinafter referred to simply as PERFORMANCE, is a joint initiative of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”) and UNIBANCO HOLDINGS S.A. (“HOLDINGS”), by means of which the executives of the economic group of UNIBANCO will be granted options (“Options”) for the acquisition of stock and UNITS (deposit certificates which represent, each one, one preferred share of UNIBANCO and one preferred share of HOLDINGS), IN ORDER TO:

1.1.1 attract highly qualified executives, by means of instruments lined up with the best market practices; and

1.1.2 promote the development and favor the retention of UNIBANCO’s executives, once their participation in the corporate capital of the company will allow them to be benefited from the results for which they have contributed, increasing, consequently, the value of their shares, combining, therefore, their interest with the interests of the shareholders of UNIBANCO and of HOLDINGS.

1.2. For purposes of this Regulation, the terms defined below shall have the following meaning:

1.2.1. OWN STOCKS are the shares issued by UNIBANCO and/or HOLDINGS, or UNITS, that the executives shall acquirer with their BONUS and which ownership must be maintained, as described in item 4.5.3, as a form of payment of the EXERCISE PRICE.

1.2.2. BONUS is the net value of the variable compensation that the EXECUTIVE receives for the rendering of services for the company to which it is connected to.

1.2.3. COMMITTEE is the board responsible for the management of the PERFORMANCE, composed by 4 to 6 members elected by the President of the Board of Officers of UNIBANCO, as well as of one member of the Board of Directors of HOLDINGS, nominated by the latter, and to be presided by the President of the Board of Officers of UNIBANCO. The term-of-office of the members of the COMMITTEE shall be indefinite.

1.2.4. Option’s EXERCISE DATE is the date of receipt, by Unibanco, of the notification referred to in item 4.4.5, when the EXECUTIVES state their intention of acquiring the shares of UNIBANCO and/or HOLDINGS, as the case may be, by exercising their Options.

1.2.5. EXECUTIVES are the persons to whom the Options regarding PERFORMANCE may be granted, as defined in item 3.1. and 3.2.

1.2.6. STOCK OPTIONS are the Options granted individually by UNIBANCO and/or by HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of ordinary or preferred shares of UNIBANCO and of preferred shares of HOLDING, according to the rules set forth in item 4.4.4.2.

1.2.7. UNITS OPTIONS are the Options granted concurrently by UNIBANCO and HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of UNITS, by exercising options granted by UNIBANCO and by HOLDINGS, according to the rules set forth in item 4.4.4.1.

1.2.8. REGULAR OPTIONS are the Options which price is established according to item 4.5.2.

1.2.9. BONUS OPTIONS are the Options which price is established according to item 4.5.3.

1.2.10. EXERCISE TERM is the term comprehended between the date when the option is granted and the date when such option may be exercised by the EXECUTIVE, as set forth by the COMMITTEE, pursuant to item 4.6.1.

1.2.11. MATURITY TERM is the term comprehended between the end of the EXERCISE TERM and the date when the Options shall be considered extinct, as set forth in item 4.6.3.

1.2.12. EXERCISE PRICE is the price that the EXECUTIVE shall contribute for the acquisition of shares of UNIBANCO and/or of HOLDINGS, as the case may be, by virtue of the exercise of the Options, as described on item 4.5.

2. MANAGEMENT OF THE PLAN

2.1. PERFORMANCE shall be managed by the COMMITTEE, which, subject to the terms of this Regulation, shall be in charge of:

a. taking all necessary and suitable measures for the management of PERFORMANCE, including with respect to the interpretation of the Regulation and application of the rules set forth herein, as well as the definition of cases not provided for in this Regulation;

b. appointing, amongst the persons eligible under the terms of items 3.1. and 3.2., the ones that shall participate of the PERFORMANCE and to whom the Options shall be granted;

c. establishing the quantity, dates and the EXERCISE PRICE, as well as the other characteristics of the Options to be granted to the EXECUTIVES;

d. defining the grant of UNITS OPTIONS and/or STOCK OPTIONS, as set forth in this Regulation, and the type of share of UNIBANCO in connection with which the Regulation gives right to the acquisition, subject to the legal and the By-Law’s limits; and

e. establishing complementary rules to this Regulation, being even allowed to create an Internal Regiment to the PERFORMANCE.

2.2. The COMMITTEE shall observe, in the exercise of its incumbency, as described in the above item, the conditions and limits set forth in this Regulation, as well as the applicable legal rules. Observed such limits and conditions, the COMMITTEE may, in order to fully accomplish the purposes of PERFORMANCE, set forth different conditions to EXECUTIVES, provided, however, that the COMMITTEE is not obliged to extend, to the EXECUTIVES in similar situations, conditions which it considers applicable only to one or more EXECUTIVES.

2.3. The COMMITTEE shall decide by majority of votes, being its President entitled to cast the tie-breaking vote.

2.3.1. In the decision of proposals which involve granting Options to beneficiaries that are members of the COMMITTEE, such beneficiaries shall abstain from voting such proposal. For its approval, such proposal shall receive the favorable vote of at least the majority of the other members of the COMMITTEE.

2.4. The work and decisions of the COMMITTEE shall be reflected in minutes to be recorded in the minute’s book of the COMMITTEE, provided that such minutes shall be signed by all the members that attended the meeting and by the certain number of members whose signature are necessary for the validity of the decisions, without prejudice of the signature of other members who wish to sign the document. The copy of the minute or extract of the decisions shall only be submitted to Public Registry if it is intended to produce effects before third parties.

3. MEMBERS AND LIMITS OF MEMBERS

3.1. The EXECUTIVES to whom the Options regarding PERFORMANCE shall be offered are: (i) the administrators, including the members of the Board of Directors and Board of Officers of UNIBANCO and of its controlled companies; and (ii) the employees who occupy the position of superintendent of UNIBANCO and of its controlled companies. The COMMITTEE may, in exceptional and justified cases, grant Options to employees of UNIBANCO or of its controlled companies, with manager title or equivalent.

3.2. The COMMITTEE may also, in order to attract highly qualified people for the Company, decide to offer Options to EXECUTIVES in the moment of their respective employment in the companies mentioned in item 3.1. above, including, in exceptional and justified cases, to persons with manager title or equivalent.

3.3. The decision to grant Options to the EXECUTIVES shall be taken by the COMMITTEE based on a proposal that should, as a way to assist the decision of the COMMITTEE, consider the contribution of the EXECUTIVE to UNIBANCO Group and the purposes described on item 1.1 of this Regulation.

3.3.1. The COMMITTEE may, in its sole discretion, establish complementary rules to do the proposals mentioned on item 3.3.

3.4. The participation of the EXECUTIVE in the PERFORMANCE does not interfere in the fixed and variable remuneration established to him, and does not grant to any EXECUTIVE any right to remain as administrator or employee of UNIBANCO or of the Companies referred to in item 3.1.

3.5. The participation in the capital stock of UNIBANCO and HOLDINGS, as set forth in this Regulation, is agreed to be “intuitu personae”, and therefore the Option granted under this Regulation is personal, non-transferable and may not be pledged.

3.6. The total of Options granted may not exceed the annual limit of 1% (one per cent) by year nor the aggregate of 10% (ten per cent) of the authorized capital of UNIBANCO. For purposes of this item, the aggregate number of Options shall be the total number of Options granted and not yet exercised in the date of the respective calculus.

4. CONDITIONS APPLICABLE TO THE GRANT AND EXERCISE OF OPTIONS

4.1. GRANTING PERIODS

4.1.1 The COMMITTEE shall regularly grant Options each year, provided that it may, at its own discretion, not grant Options in the years that it deems convenient.

4.1.2 The COMMITTEE may grant the Options in distinct series, establishing different conditions between the series of EXERCISE TERM, MATURITY TERM and the type of security (shares or UNITS) of which the Options grant rights of acquisition.

4.1.3 The decision of granting Options to the EXECUTIVES that are already the employees of UNIBANCO and its controlled companies shall be made, by the members of the COMMITTEE, based on the proposals of the members of the Board of Directors or of the Board of Executive Officers, as the case may be, who hold the most senior office of the Board. Such proposals shall, in order to provide elements for the decision of the COMMITTEE, take into consideration the level of contribution of the EXECUTIVE for UNIBANCO’s economic group and the purposes set forth in item 1.1 hereto.

4.2. PRIOR REQUISITES FOR THE GRANTING OF REGULAR OPTIONS

4.2.1. The COMMITTEE might grant REGULAR OPTIONS to any of the EXECUTIVES mentioned on item 3.1. and 3.2 above.

4.3. PRIOR REQUISITES FOR THE GRANTING OF BONUS OPTIONS

4.3.1 The COMMITTEE might grant BONUS OPTIONS only for the EXECUTIVES mentioned on item 3.1. and 3.2 above that use part of its BONUS to acquire OWN STOCKS. BONUS OPTIONS shall be granted on the same type of securities of the OWN STOCKS that has been acquired by the EXECUTIVE.

4.3.1.1. The amount of the BONUS OPTIONS to be granted shall be determined by the COMMITTEE, and shall consider the percentage of the BONUS used for the acquisition of OWN STOCKS, within the limits established by the COMMITTEE.

4.3.2. In case the COMMITTEE decides to offer to a determined EXECUTIVE the BONUS OPTIONS, the COMMITTEE shall communicates such decision to this EXECUTIVE on a moment that is prior to the date of the receiving of the BONUS by this EXECUTIVE.

4.3.3. In case the EXECUTIVE accepts to receive the BONUS OPTIONS it shall notice its intention through a written notice addressed to UNIBANCO’s Human Resources Department, and such notice shall includes the percentage of the BONUS that the EXECUTIVE wishes to use in order to acquire the OWN STOCKS, percentage which must be among the limits established by the COMMITTEE.

4.3.4. In case UNIBANCO do not use its right of first refusal to sell to the EXECUTIVE the OWN STOCKS, as described on item 4.8. , the EXECUTIVE shall acquires the OWN STOCKS in the stock market or on a private negotiation and shall send to UNIBANCO a receipt of the acquisition and the amount of OWN STOCKS acquired.

4.3.5. The EXECUTIVES may not acquire UNITS STOCKS during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.3.5.1. The COMMITTEE shall establish the operational rules to the acquisition of OWN STOCKS and for the granting of the BONUS OPTIONS and determine the deadlines on which the EXECUTIVE must comply with the obligation set forth in item 4.3.3 and 4.3.4.1. (“Acquisition Terms”) and the date on which the counting of the EXERCISE TERM shall be initiated.

4.3.6. In case the EXECUTIVE does not acquire the OWN STOCKS in the terms established by the COMMITTEE, the respective BONUS OPTIONS shall be considered automatically extinguished.

4.4. EXERCISE FORM

4.4.1 Each Option granted by UNIBANCO shall give right to the acquisition of 01 (one) ordinary share or 01 (one) preferred share of UNIBANCO, as set forth by the COMMITTEE, and each Option granted by HOLDINGS shall give right to the acquisition of 01 (one) preferred share of HOLDINGS.

4.4.2 The respective Board of Directors of UNIBANCO and HOLDINGS shall establish whether the Options shall be satisfied by delivering (i) shares held in treasury; or (ii) shares issued in capital increases.

4.4.3 The Options granted by UNIBANCO shall be exercised by means of the payment of the EXERCISE PRICE in the conditions set forth on item 4.5. and the Options granted by HOLDINGS shall be exercised by means of the contributing of shares of UNIBANCO, in the rate of 01 share of UNIBANCO for each share of HOLDINGS.

4.4.4 The Options shall be granted for the exercise in UNITS, in the case of UNITS OPTIONS, or in shares issued by UNIBANCO and/or HOLDINGS, in case of STOCK OPTIONS.

4.4.4.1. The Options in UNITS shall be granted concurrently by UNIBANCO and HOLDINGS, in a conditioned form, hypothesis when the exercise of the Option granted by UNIBANCO shall be made in pairs of Options, and shall be conditioned to the exercise by the EXECUTIVE, in the same occasion, of one Option granted by HOLDINGS. From the pairs of Options of UNIBANCO to be exercised for the UNITS OPTIONS, the EXECUTIVE shall exercise one Option that gives rise to the acquisition of one preferred share of UNIBANCO and one Option that gives rise to the acquisition of an ordinary share of UNIBANCO, unless all Options held by the EXECUTIVE give rise to the acquisition of preferred shares of UNIBANCO. The contribution for the acquisition / paying up of the share of HOLDINGS, acquired by exercising the Option granted by that Company, shall be made with one of the Shares of UNIBANCO, acquired by virtue of the exercise of the Options herein referred, considering that such contributions / paying up for shares shall be made with one ordinary share of UNIBANCO whenever the exercise of pairs of Options of such company has caused the acquisition of one share of this specie.

4.4.4.1.1. When the EXECUTIVE exercises UNITS OPTIONS, UNIBANCO may, at its own criteria, exchange half of the shares of UNIBANCO acquired by the EXECUTIVE for preferred shares of HOLDINGS, and deliver UNITS directly to the EXECUTIVE. In this case, STOCK OPTIONS granted by HOLDINGS shall be automatically terminated.

4.4.4.2. The STOCK OPTIONS shall be granted individually by UNIBANCO or by HOLDINGS and its exercise may be made also separately by the EXECUTIVE, subject to the other conditions provided for in this Regulation.

4.4.5. The exercise of the Options shall be made by written notice, addressed by the EXECUTIVE to UNIBANCO’s Human Resources Department, where the EXECUTIVE will inform the quantity and series of Options that he intends to exercise.

4.5. EXERCISE PRICE

4.5.1. The COMMITTEE shall establish the Options’ EXERCISE PRICE upon the respective grant.

4.5.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be fixed on current local currency, and the COMMITTEE shall consider the weighted average of the trading prices for Unibanco shares and UNITS, in Brazil and abroad, during a period of up to 90 (ninety) days before the date of the COMMITTEE’s meeting which determines the grant and, in the establishment of the EXERCISE PRICE, may apply adjustment on the value referred to herein, in order to allow full accomplishment of the objectives of PERFORMANCE, as well as to correct market oscillations arising out of factors external to the issuing companies.

4.5.2.1. The COMMITTEE may, exceptionally, in its sole discretion, determine that from the EXERCISE PRICE of the REGULAR OPTIONS be reduced the amount corresponding to the global dividends distributed to the Shares or to the UNITS object of each grant during the EXERCISE TERM. In this case, the COMMITTEE may determine that the amount to be reduced be corrected in view of market oscillations arising out of factors external to the issuing companies.

4.5.2.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be paid, on demand, by the EXECUTIVE within the term established by the COMMITTEE.

4.5.3. The EXERCISE PRICE of the BONUS OPTIONS shall be paid by means of accomplishment by the EXECUTIVE of the obligation of keeping the ownership of the respective OWN STOCKS without any modification or encumbrance, and this obligation shall be valid during the EXERCISE TERM of the correspondent BONUS OPTIONS.

4.5.3.1. The COMMITTEE may, in its sole discretion and on justifiable cases, allow flexibility changes in the EXERCISE PRICE of the BONUS OPTIONS.

4.6. EXERCISE TERM AND MATURITY OF THE OPTIONS

4.6.1. The EXERCISE TERM shall be established by the COMMITTEE, but in any event shall be a minimum of 2 (two) and a maximum of 5 (five) years as from the date of Grant. The COMMITTEE may also, provided that the minimum and maximum terms set forth herein are duly observed, establish, within the same series, lots of Options grant to the same EXECUTIVE and subject to different EXERCISE TERMS.

4.6.1.1. The COMMITTEE, when granting the Options, may exceptionally and under fully justifiable circumstances determine an EXERCISE TERM of up to 8 (eight) years as from the grant date.

4.6.2. After elapsed the EXERCISE TERM, the EXECUTIVES may exercise partially or in full the Options due and the price to be paid for the acquisition of shares related to the Options exercised shall be fully paid, pursuant to item 4. 5.

4.6.3. Upon the respective grant, the COMMITTEE shall also set forth the MATURITY TERM of the Options, within the minimum of 6 (six) months and the maximum of 12 (twelve) months after elapsed the EXERCISE TERM. Upon reached the MATURITY TERM, the Options can no longer be exercised and will be automatically terminated.

4.6.3.1. Up to 15 (fifteen) days before the MATURITY TERM, the COMMITTEE may, in its sole discretion and in case special and fully justifiable circumstances are verified, determine the extension of the MATURITY TERM.

4.6.4. The EXECUTIVES may not exercise their Options in periods during which (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.6.4.1. In case the last day of the MATURITY TERM falls within a period as described on item 4.6.4. above, the MATURITY TERM shall be suspended and its term will be reinitiated after the ending of the forbiddance of negotiation.

4.7. CONDITIONS FOR TRANSFERRING SHARES OR UNITS

4.7.1. Upon the exercise of the REGULAR OPTIONS, the EXECUTIVES can transfer, immediately, up to 50% of the Shares or UNITS, as the case may be, acquired by exercising the Options and the remaining 50% may be transferred at the end of the second year after its acquisition.

4.7.2. Upon the exercise of the BONUS OPTIONS, the EXECUTIVES shall sell immediately (i) the OWN STOCKS which the ownership was kept in order to pay the EXERCISE PRICE of the respectively BONUS OPTIONS exercised, and (ii) Shares and/or UNITS acquired due to the exercise of the corresponding BONUS OPTIONS.

4.7.3. The COMMITTEE may, in its sole discretion, admit the selling of Shares and/or UNITS by the EXECUTIVES before the ending of the term mentioned on item 4.7.1.

4.7.4. The EXECUTIVES may not sell any securities issued by UNIBANCO and/or HOLDINGS, or any securities that refers to them, during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.8. RIGHT OF FIRST REFUSAL

4.8.1. Considering the limits and other legal and regulatory conditions to negotiate its own shares or its controller shares, UNIBANCO shall have the right of first refusal to (i) sell to the EXECUTIVES the OWN STOCKS, (ii) acquire from the EXECUTIVES the OWN STOCKS, and (iii) acquire from the EXECUTIVES the stock acquired by means of the exercise of the Options.

4.8.2. The EXECUTIVES must inform UNIBANCO, within the deadlines established by the COMMITTEE, in writing their intention to negotiate any of the securities mentioned on item 4.8.1. (“Securities”).

4.8.3. The COMMITTEE shall establish the rules of UNIBANCO’s right of first refusal, including the deadlines to exercise this right and to pay price related to the acquisition or selling, as the case may be.

4.8.3.1. In order to determine the price of the acquisition or selling of the Securities, the COMMITTEE shall consider the quotation of the Securities in the São Paulo Stock Exchange by the time of negotiation.

4.8.4. In case UNIBANCO does not exercise its right of first refusal set forth on item 4.8.1. (i), the COMMITTEE shall establish the proceedings whereby the EXECUTIVE shall acquire the OWN STOCKS. In case UNIBANCO does not exercise its first right of refusal, as set forth in item 4.8.1 (ii) and (iii), the EXECUTIVE will be allowed to freely trade the Securities.

4.8.5. The COMMITTEE may, in its sole discretion, waive the right of first refusal of UNIBANCO established on this item 4.8.

4.9. HYPOTHESIS OF ANTECIPATED MATURIRY OF THE OPTIONS

4.9.1. In the hypothesis of dismissal or resignation of the EXECUTIVES from UNIBANCO and the companies referred to in item 3.1. , the Options granted to them and which EXERCISE TERM is still not elapsed may not be exercised, once they shall be considered terminated in the date of dismissal or resignation. In this hypothesis, all conditions for transfer of the Shares / Options, acquired by exercising the Options before the dismissal or resignation, will be maintained.

4.9.2. There shall be no extinction of Options granted to the EXECUTIVES who retire, hypothesis in which the EXERCISE TERM, MATURITY TERM and other conditions applicable to their Options not yet exercised will be maintained, except for the restrictions referred to in items 4.7.1. and 4.7.2.

4.9.3. In case of death, retirement for permanent disability or other circumstances, in the COMMITTEES discretion, of the EXECUTIVE’s involuntary absence, the EXECUTIVE, his heirs and successors shall be able to exercise the Options which EXERCISE TERM has already elapsed and which MATURITY TERM has not been reached, without applying, in this hypothesis, the restrictions contained in items 4.7.1. and 4.7.2.

4.9.4. The COMMITTEE may, in its sole discretion, determine that Options granted to EXECUTIVES subject to the circumstances described in item 4.9.1 above shall not be extinct, as well as determine the anticipation of the respective EXERCISE TERM.

4.9.5. The extinction of the Options, whether REGULAR OPTIONS or BONUS OPTIONS, for any of the reasons provided in this Regulation does not motivate the payment of any type of indemnify to the EXECUTIVE.

5. MISCELLANEOUS

5.1. In case UNIBANCO and/or HOLDINGS approve the split, reverse split or stock dividend, shall be proportionally adjusted (i) the Securities to which this Regulation refers to, including but not limited, the OWN STOCKS and the Shares and/or UNITS to which the Option exercise gives right of acquisition, as well as (ii) the EXERCISE PRICE.

5.2. If resolved the spin-off, combination, merger or any other form of corporate reorganization, of UNIBANCO or of HOLDINGS, the COMMITTEE shall, subject to the legislation in force, determine the required adjustments to the conditions applicable to the Options already granted, being able, including, to determine the anticipated maturity of its EXERCISE and MATURITY TERMS, as well as to propose to the Shareholders Meeting of the issuing companies the termination of PERFORMANCE or the adaptation of this Regulation for future granting. In case of PERFORMANCE’s extinction, the COMMITTEE may, in its sole discretion, determine the termination or modification of the Options which EXERCISE TERM has not elapsed yet.

5.3. Except for otherwise disposed in item 4.5.2.1., the Shares acquired by exercising the Options, including those represented by UNITS, shall have right to receive the dividends declared after the respective EXERCISE DATE. Those who are entitled to Options may only exercise the shareholders rights related to the shares object of their Options after the respective exercise and payment of the EXERCISE PRICE.

5.4. The COMMITTEE may determine periods of suspension of the Options exercise or transfer of shares and/or UNITS, acquired by the EXECUTIVES by exercising the Options, in view of great market oscillations or legal or regulatory restrictions.

5.5. In view of the restrictions to transference provided for in this Regulation, the Options, Shares and/or UNITS shall be marked with clauses of non alienable and non subject to pledge for the applicable periods, clauses that must be registered in the issuers’ proper books. Any transfer or pledge of the Options or Shares acquired by exercising the Options, in contrary to the terms of this Regulation shall be considered rightfully null.

5.6. The acceptance of Options by the EXECUTIVES implies the acceptance of all conditions of this Regulation and a copy thereof shall be attached to the notice sent to the EXECUTIVE upon granting the Options.

5.7. This Regulation shall be indefinitely valid and can only be amended by means of the approval by UNIBANCO and HOLDINGS Shareholders Meetings of a proposal made by their respective Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.